CONSENT OF RAPHAEL DUTAUT

March 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	Integra Resources Corp. (the "Company")
Annual Report on Form 40-F of the Company for the year ended December 31, 2024 (the "Form 40-F")

I, Raphael Dutaut, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2024 (the "AIF"), and the Company's Management's Discussion & Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which included references to my name and to scientific and technical information related to properties and projects of the Company, hereby consent to the reference of my name in the AIF and the Annual MD&A and the inclusion of my name and the use of scientific and technical information attributed to me in the Form 40-F, and any amendments thereto.

I also hereby consent to the use of information attributed to me in the AIF and the Annual MD&A being included in or incorporated by reference into the registration statements on Form S-8 (File Nos. 333-242495 and 333-267507) and Form F-10 (File No. 333-276530). This consent extends to any amendments to the Form S-8, including post-effective amendments, and any new Form S-8 registration statements filed by the Company incorporating by reference the Form 40-F.

/s/ Raphael Dutaut
Name: Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301) Title: Vice President Geology and Mining